Exhibit 99.3

Recent Developments Since June 30, 2023

The financial information presented in the Report on Form 6-K, including this Exhibit 99.3, is unaudited, unless otherwise noted.

This document, which is an Exhibit to Orange’s Report on Form 6-K dated December 7, 2023 (the “Form 6-K”), contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934). Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, “can”, “would”, “will”, “expect”, “consider”, “confirm”, “believe”, “anticipate”, “suggest”, “pursue”, “foresee”, “plan”, “predict”, “benefit”, “carry out”, “meet”, “increase”, “exceed”, “preserve”, “optimize”, “control”, “intend”, “continue”, “maintain”, “invest,” “be aimed at”, “strategy”, “objective”, “prospects”, “outlook”, “trends”, “may”, “target”, “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “implementation”, “roll-out”, “commitment” or “progression” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to Orange or not currently considered material by Orange, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Therefore, actual results may differ materially from those described in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update these statements in light of new information or future developments. Orange urges you to carefully review and consider the various disclosures it makes concerning the factors that may affect its business, including the disclosures made in “Item 3. Key information—3.D. Risk factors,” “Item 5. Operating and financial review and prospects,” and “Item 11. Quantitative and qualitative disclosures about market risk” in its 2022 Annual Report on Form 20-F, and “Cautionary Statement Regarding Forward-Looking Statements” in the Form 6-K.

I.    Financial information for the three-month and nine-month periods ended September 30, 2023

	Q3 2023	change	change	9M 2023	change	change
		comparable	historical		comparable	historical
In millions of euros (1)		basis (2)	basis		basis (2)	basis
Revenues	10,999	1.8%	1.6%	32,544	1.9%	1.3%
Investments in property, plant and equipment and intangible assets	1,709	(17.8)%	(18.3)%	5,543	(4.1)%	(6.7)%
eCAPEX (3) (excluding licenses) (Non-IFRS Indicator)	1,597	(7.0)%	(7.7)%	4,751	(6.1)%	(7.6)%
(1)	See Appendix 1: Key financial indicators.
(2)	See Appendix 4: Glossary – Key figures not defined by IFRS.
(3)	eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets. See Appendix 2: Capital expenditures and eCapex information and Appendix 4: Glossary – Key figures not defined by IFRS for relevant information and important information and a reconciliation of this amount to the pertinent IFRS amount.

Revenues

Orange Group Revenues for the third quarter of 2023 were 10,999 million euros, an increase of 1.8%, or 194 million euros, year on year1 (compared with +2.6% in 2Q and +2.0% in H1). Revenue growth in the quarter was driven by retail services2, which grew by 3.8%, or 304 million euros (+4.3% in 2Q and +3.6% in H1). This increase, in absolute terms, was more than double the decline in revenues from wholesale services, which continued to decrease, falling 6.7% or -123 million euros (-4.1% in 2Q and -5.9% in H1).

In France, continued growth in retail services excluding the public switched telephone network (“PSTN”) (+3.4%) and in mobile equipment sales (+3.0%) offset the anticipated decline in wholesale services revenues. Revenues thus continued their improvement, falling -0.5% (-1.3% in 2Q and -1.8% in 1Q).

In Europe, revenues from retail services continued to grow, up 2.3%, thanks to the value strategy and in spite of an unfavorable baseline effect related to progressive price increases during 2022.

Africa & Middle East continued to demonstrate very strong growth of 12.2%, driven by double-digit increases in its four growth engines (+17.8% for mobile data, +17.0% for fixed broadband, +28.2% for Orange Money and +20.3% for B2B across the board).

Growth in IT & Integration services revenues in the Enterprise sector accelerated to 9.3% (+8.8% in 2Q and +7.1% in H1) and more than offset the structural decline in the Voice and Data legacy businesses. Enterprise revenues increased 0.6%, reflecting stable mobile revenues, with the growth in services being offset by the decrease in equipment sales.

[1]	Unless otherwise stated, percentage changes are on a year-on-year basis, calculated against the third quarter of 2022 and on a comparable basis.

2Services invoiced to customers (B2C and B2B). See definition in Appendix 4: Glossary.

Customer base growth

In terms of commercial performance3, the Group maintained its leadership position in convergence, with 11.9 million convergent customers Group-wide (+1.0%), as well as its commercial momentum in mobile contracts and very high-speed fixed broadband accesses. Mobile services had 250.9 million accesses (+4.2%), including 100.8 million contracts (+9.0%). Fixed services totaled 44.8 million accesses (-2.9%), including 16.0 million very high-speed broadband accesses which continued to grow strongly (+12.8%). Fixed narrowband accesses continued their structural decline (-14.3%).

Capital expenditures and eCAPEX

Investments in property, plant and equipment and intangible assets totaled €1,709 million in the third quarter 2023, decreasing 18.3% on an historical basis and 17.8% on a comparable basis in the third quarter compared with the related period in 2022.

Group eCAPEX was 1,597 million euros in the third quarter of 2023, a year-on-year reduction of 7.0%, in line with the objective of a substantial reduction for the year as a whole. Group eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets. See Appendix 4: Glossary – Key figures not defined by IFRS.

Changes in asset portfolio

Acquisition of NEHS Digital and Xperis

On September 26, 2023, Enovacom, the healthcare subsidiary of Orange Business and the French leader in healthcare data interoperability, announced that it had finalized the acquisition of two subsidiaries of the Mutuelle Nationale des Hospitaliers (MNH) group:

-	NEHS Digital, an editor, a service provider and distributor of healthcare solutions, particularly in medical imaging, and
-	Xperis, a healthcare data interoperability specialist.

These two entities NEHS Digital and Xperis cover five key areas of expertise: medical imaging, telemedicine, the organization of medical interpretation services, the production and coordination of care services, and the security and interoperability of information systems. Following the integration of NEHS Digital and Xperis, Enovacom’s teams will benefit from the expertise of more than 600 e-healthcare professionals.

This acquisition, confirming Enovacom's position as one of the leaders in the e-healthcare sector in France, is part of the strategic plan Lead the future and reinforces Orange Business’ strategy to develop solutions for healthcare professionals.

3Changes are presented on a comparable basis.

Review by operating segment

France

	Q3 2023	change	change	9M 2023	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis
Revenues	4,439	(0.5)%	(0.6)%	13,130	(1.2)%	(1.2)%
Retail services (B2C+B2B)	2,804	2.1%	2.1%	8,343	1.6%	1.6%
Convergence	1,277	4.9%	4.9%	3,770	4.0%	4.0%
Mobile-only	592	0.0%	0.0%	1,774	1.6%	1.6%
Fixed-only	934	(0.4)%	(0.4)%	2,799	(1.6)%	(1.6)%
Wholesale	1,131	(7.4)%	(7.5)%	3,389	(7.8)%	(7.9)%
Equipment sales	350	3.0%	3.0%	934	4.7%	4.7%
Other revenues	154	1.0%	(0.5)%	464	(8.6)%	(8.6)%

Growth in retail services continued to drive revenues in the third quarter

France, with revenues of 4,439 million euros, reduced the decline to 0.5% year on year (-22 million euros, after -1.3% in 2Q and -1.8% in 1Q). This was due to the expected decline in wholesale services of 7.4% (-91 million euros) that was partially offset by the growth of retail services (+56 million euros).

Excluding PSTN, revenues from retail services continued their growth rising 3.4%, thanks to the value strategy, mainly implemented through base price increases the full impact of which is only being seen in the second half of the year. All ARPOs increased and convergent ARPO reached 74 euros, +2.7 euros year on year.

In this context, commercial activity remained good in the third quarter, with net additions of +83,0004 in mobile (compared with +29,000 in 2Q) and -31,000 in fixed-line broadband (compared with -33,000 in 2Q), including +259,000 in fiber (compared with +250,000 in 2Q), while maintaining a disciplined marketing policy and “more and more” actions that will continue to fuel growth in the coming quarters. The churn rate remained under control at 11.9%.

Lastly, revenues from equipment sales were up 3% in the third quarter, largely as a result of sales of higher-value mobile handsets.

Europe

	Q3 2023	change	change	9M 2023	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis
Revenues	2,923	0.0%	5.8%	8,469	2.1%	4.7%
Retail services (B2C+B2B)	2,069	2.3%	12.2%	5,859	3.3%	6.8%
Convergence	818	3.7%	15.2%	2,284	4.3%	8.2%
Mobile-only	747	0.9%	2.5%	2,196	2.0%	2.5%
Fixed-only	381	(0.8)%	27.3%	995	(0.3)%	9.0%
IT & Integration services	123	11.9%	15.2%	384	16.7%	19.8%
Wholesale	444	(10.8)%	(8.5)%	1,258	(8.4)%	(7.7)%
Equipment sales	412	3.9%	6.8%	1,234	10.6%	11.7%
Other revenues	(1)	-	-	118	(10.5)%	(12.8)%

4Excluding prepaid.

Continued growth in retail services

Revenues in Europe were stable in the third quarter (+1 million euros, after +2.7% in 2Q).

The growth of 2.3% in retail services (+46 million euros, after rising 4.2% in 2Q) was driven by the value strategy, even though the impact of the price increases in 2022 in all geographical areas was only moderate. The positive performances of Convergence (+3.7%) and B2B (+3.1%) offset slowing year-on-year growth of 3.9% in equipment sales (+11.1% in 2Q), as well as the decrease of 10.8% in wholesale services (-6.7% in 2Q), due to the regulatory decline in call termination rates (with little impact on margins) and international traffic, particularly in Spain.

Commercial activity improved in the third quarter compared with the second quarter, with net additions of +76,000 in fiber (Fiber to the Home - FTTH) (compared with +71,000 in 2Q), while net additions in Mobile contracts excluding machine to machine (“M2M”) decreased by 59,000, affected by the termination of a temporary contract in Romania. Adjusted for this change in the commercial base, mobile net additions would be 100,000.

Revenues in Spain were stable at +0.1% (+2.1% in 2Q), due to growth of 2.4% in retail services (+1.9% in 2Q), tied to the increase in ARPOs and the improvement in the churn rate. This performance was partially offset by the decline in wholesale services revenues (-10.6%) which were impacted, as in previous quarters, by the regulatory reduction in call termination rates, with little effect on margins. Equipment sales continued to grow rising 4.1% year on year.

In a highly competitive market, Spain continued to sustain its growth focusing on customer value management combined with a rigorous marketing policy. This was reflected again in the quarter with a 3.9% improvement in convergent ARPO, while churn continued to decrease resulting in a 2.6-point decline in the annualized churn rate.

The FTTH customer base grew 9,000 (+6,000 in 2Q), while that of Mobile contracts (excluding M2M) rose 3,000 (+51,000 in 2Q).

Africa & Middle East

	Q3 2023	change	change	9M 2023	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis
Revenues	1,816	12.2%	1.9%	5,287	11.1%	2.4%
Retail services (B2C+B2B)	1,615	11.8%	2.3%	4,698	10.8%	3.0%
Mobile-only	1,380	11.2%	1.6%	4,031	10.3%	2.4%
Fixed-only	217	12.2%	3.4%	628	13.0%	5.6%
IT & Integration services	18	86.2%	79.5%	38	32.2%	24.4%
Wholesale	173	16.4%	0.1%	497	15.0%	0.1%
Equipment sales	21	(1.5)%	(14.2)%	64	(6.7)%	(19.1)%
Other revenues	7	47.7%	3.7%	29	40.7%	12.4%

Africa & Middle East continued to deliver double-digit growth in the third quarter of 2023 driven by its four growth engines

Africa & Middle East revenues increased strongly in the third quarter rising 12.2% (+197 million euros, after +12.0% in 2Q). Ten of the 16 consolidated countries achieved double-digit growth. The region continued to demonstrate its agility and resilience amid security tensions and currency devaluations in some countries.

This performance was underpinned by the rapid development of retail services (+11.8%, vs. +11.2% in 2Q) due to double-digit growth in the four growth engines, namely mobile data (+17.8%, vs. +16.7% in 2Q), fixed broadband (+17.0%, vs. +16.8% in 2Q), Orange Money (+28.2%, vs. +25.5% in 2Q) and B2B across the board (+20.3%, vs. +13.2% in 2Q), with a positive effect on volume and value.

The mobile customer base reached 148.0 million, a year-on-year increase of 4.0% (+5.0% in 2Q), with a +5.2% increase in average mobile ARPO (+4.3% in 2Q).

Enterprise

	Q3 2023	change	change	9M 2023	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis
Revenues	1,901	0.6%	(0.3)%	5,846	0.8%	0.9%
Fixed-only	788	(7.5)%	(8.6)%	2,429	(6.6)%	(6.6)%
Voice	214	(14.2)%	(14.7)%	678	(11.5)%	(11.4)%
Data	574	(4.7)%	(6.1)%	1,752	(4.6)%	(4.6)%
IT & Integration services	886	9.3%	8.6%	2,681	7.8%	8.1%
Mobile	227	(0.4)%	(0.4)%	736	2.9%	2.9%
Mobile-only	173	6.4%	6.4%	521	6.8%	6.8%
Wholesale	10	4.1%	4.1%	31	1.6%	1.6%
Equipment sales	44	(20.9)%	(20.9)%	184	(6.5)%	(6.5)%

Acceleration of IT & Integration services and implementation of the recovery plan

Enterprise revenues reached 1,901 million euros in the third quarter of 2023, with slight growth of 0.6% (+11 million euros, following + 2.4% in 2Q).

The growth of IT & Integration services of 9.3% (+76 million euros, after +8.8% in 2Q) offset the structural decline of 7.5% in fixed Voice and Data legacy activities (-64 million euros, -5.8% in 2Q). Mobile revenues stagnated, down 0.4% (-1 million euros, after + 9.4% in 2Q) due to the decrease in equipment sales, which offset the increase in mobile services revenues.

In the third quarter, IT & Integration services accounted for 46.6% of revenues (45.5% in the first half). The Digital & Data and Orange Cyberdefense activities produced third-quarter growth of 7.1% (+4.7% in 2Q) and 13.0% (+12.2% in 2Q) respectively.

The acquisition of NEHS Digital and Xperis reinforces Orange Business’ strategy of developing solutions for healthcare professionals.

The simplification of the Orange Business product portfolio is on track to halve the number of products and services in 1Q 2024.

The training and retraining plan for key digital professions (virtualization, Cloud, data, artificial intelligence and cybersecurity) resulted in 7,874 certifications out of the 20,000 targeted by 2025.

Totem

	Q3 2023	change	change	9M 2023	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis
Revenues	170	1.1%	1.1%	513	3.2%	3.2%
Wholesale	170	1.1%	1.1%	513	3.2%	3.2%
Other revenues	-	-	-	-	-	-

Revenues for the Totem TowerCo5 reached 170 million euros in the third quarter, an increase of 1.1% (+2 million euros, following +0.7% in 2Q), driven by a 3.1% rise in hosting revenues. In the third quarter of 2023, 16.7% of hosting revenues came from external customers.

This change reflects the increase in the number of sites, which reached 27,203 at September 30, 2023 (compared with 26,990 at September 30, 2022, +213 sites), with a tenancy ratio at 1.38 co-tenants per site, which is well on the way to achieving the target of 1.5 co-tenants by 2026.

International Carriers & Shared Services

	Q3 2023	change	change	9M 2023	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis
Revenues	351	(6.7)%	(7.1)%	1,114	(2.8)%	(3.1)%
Wholesale	231	(11.8)%	(12.2)%	747	(6.6)%	(6.7)%
Other revenues	120	4.9%	4.3%	367	5.7%	5.2%

International wholesale services revenues declined 11.8% in the third quarter (-31 million euros, following + 4.7% in 2Q due to the sale of Arimao cable for 47 million euros). The downward trend in voice traffic was partially offset by roaming services and Data activities.

The 4.9% increase in other revenues (+6 million euros, +6.3% in 2Q) was primarily due to the resale of Orange Marine’s submarine cables and sustained growth in its installation and maintenance activities.

Mobile Financial Services

Mobile Financial Services had 3.26 million customers at September 30, 2023, including 2.0 million in Europe (Orange Bank) and 1.26 million in Africa (Orange Bank Africa), a year-on-year increase of 0.36 million customers.

The announcement that exclusive negotiations had been entered into with BNP Paribas with a view to withdrawing from the European retail banking market had little effect on the activities of Orange Bank, which maintained the high quality of its offering. In France, it is still ranked number one among online banks for customer satisfaction by the Trustpilot review platform and Google Customer Reviews.

In Africa, loan production continued to increase, due to the rise in the value of loans granted.

The Banking Commission of the West African Monetary Union (WAMU) has approved the opening of an Orange Bank Africa branch in Senegal. It is scheduled to launch in 2024.

[5]

European company within the Orange group that owns and manages the passive mobile infrastructure portfolio of telecommunication towers, initially in France and Spain. It has been presented as a separate business segment since January 1, 2022.

Appendix 1: Financial key indicators6

Q3 data

	Q3 2023	Q3 2022	Q3 2022	variation		change
		comparable	historical	comparable		historical
In millions of euros		basis	basis	basis		basis
Revenues	10,999	10,805	10,823	1.8%		1.6%
France	4,439	4,461	4,465	(0.5)%		(0.6)%
Europe	2,923	2,922	2,764	0.0%		5.8%
Africa & Middle East	1,816	1,619	1,782	12.2%		1.9%
Enterprise	1,901	1,891	1,906	0.6%		(0.3)%
Totem	170	168	168	1.1%		1.1%
International Carriers & Shared Services	351	376	378	(6.7)%		(7.1)%
Intra-Group eliminations	(601)	(632)	(640)
Investments in property, plant and equipment and intangible assets	1,709	2,079	2,092	(17.8)%		(18.3)%
eCAPEX (1) (Non-IFRS Indicator)	1,597	1,717	1,731	(7.0)%		(7.7)%
o/w Telecom activities	1,588	1,711	1,725	(7.2)%		(7.9)%
as % of revenues	14.4%	15.8%	15.9%	(1.4)	pt	(1.5)	pt
o/w Mobile Financial Services	8	6	6	36.5%		36.5%
(1)	See Section Appendix 4: Glossary – Key figures not defined by IFRS

9M data

	9M 2023	9M 2022	9M 2022	variation		change
		comparable	historical	comparable		historical
In millions of euros		basis	basis	basis		basis
Revenues	32,544	31,938	32,120	1.9%		1.3%
France	13,130	13,287	13,291	(1.2)%		(1.2)%
Europe	8,469	8,293	8,089	2.1%		4.7%
Africa & Middle East	5,287	4,760	5,162	11.1%		2.4%
Enterprise	5,846	5,802	5,795	0.8%		0.9%
Totem	513	497	497	3.2%		3.2%
International Carriers & Shared Services	1,114	1,147	1,150	(2.8)%		(3.1)%
Intra-Group eliminations	(1,814)	(1,848)	(1,864)
Investments in property, plant and equipment and intangible assets	5,543	5,778	5,942	(4.1)%		(6.7)%
eCAPEX (1) (Non-IFRS Indicator)	4,751	5,061	5,143	(6.1)%		(7.6)%
o/w Telecom activities	4,722	5,042	5,123	(6.3)%		(7.8)%
as % of revenues	14.5%	15.8%	15.9%	(1.3)	pt	(1.4)	pt
o/w Mobile Financial Services	29	20	20	44.4%		44.4%
(1)	See Section Appendix 4: Glossary – Key figures not defined by IFRS

[6]

eCAPEX or “economic CAPEX” is not a financial performance indicator as defined by IFRS and may not be directly comparable to indicators referenced by similarly-named indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.  See Appendix 2 for a reconciliation under IFRS.

Appendix 2: Capital expenditures and eCAPEX information

eCAPEX or “economic CAPEX” relates to both (i) Investments in property, plant and equipment and intangible assets, excluding telecommunication licenses and financed assets, less the price of disposal of fixed assets, and (ii) Purchases of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset trade payables, less the price of disposal of fixed assets. eCAPEX is not a financial performance indicator as defined by IFRS and may not be directly comparable to indicators referenced by similarly-named indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

The tables below shows the transition from (i) Investments in property, plant and equipment and intangible assets, and (ii) Purchases of property, plant and equipment and intangible assets, excluding trade payables, to (iii) eCAPEX.

	Q3 2023	Q3 2022
In millions of euros		Historical basis

Investments in property, plant and equipment and intangible assets	1,709	2,092
Financed assets	(45)	(67)
Purchases of property, plant and equipment and intangible assets (1)	1,665	2,026
Price of disposal of fixed assets	(47)	(68)
Telecommunications licenses	(21)	(227)
eCAPEX (Non-IFRS Indicator)	1,597	1,731
(1)	Excluded changes in fixed assets trade payables. Financed assets have no effect on cash flow upon acquisition.

	9M 2023	9M 2022
In millions of euros		Historical basis

Investments in property, plant and equipment and intangible assets	5,543	5,942
Financed assets	(189)	(136)
Purchases of property, plant and equipment and intangible assets (1)	5,354	5,806
Price of disposal of fixed assets	(200)	(192)
Telecommunications licenses	(403)	(471)
eCAPEX (Non-IFRS Indicator)	4,751	5,143
(1)	Excluded changes in fixed assets trade payables. Financed assets have no effect on cash flow upon acquisition.

Appendix 3: Key performance indicators

	September 30,	September 30,
In thousand, at the end of the period	2023	2022
Number of convergent customers	11,896	11,577
Number of mobile accesses (excluding MVNOs) (1)	250,854	240,424
o/w Convergent customers mobile accesses	21,889	21,196
Mobile only accesses	228,965	219,228
o/w Contract customers mobile accesses	100,826	92,123
Prepaid customers mobile accesses	150,028	148,301
Number of fixed accesses (2)	44,808	45,654
Fixed Retail accesses	30,914	31,006
Fixed Broadband accesses	25,064	24,180
o/w Very high‑speed broadband fixed accesses	16,006	13,697
Convergent customers fixed accesses	11,896	11,577
Fixed accesses only	13,168	12,603
Fixed Narrowband accesses	5,850	6,826
Fixed Wholesale accesses	13,894	14,648
Group total accesses (1+2)	295,662	286,078

2022 data is on a comparable basis and includes access to the telecom operator VOO acquired in June 2023 by Orange Belgium.

Appendix 4: Glossary

Key figures not defined by IFRS

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly named indicators used by other companies.

eCAPEX or “economic CAPEX”: (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly named indicators in other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile-only services

Mobile-only services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile-only ARPO: average quarterly revenues from Mobile-only (ARPO) calculated by dividing revenues from Mobile-only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile-only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile-only customer.

Fixed-only services

Fixed-only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Enterprise). For the Enterprise segment, Fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

IT & integration services

IT & Integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market, and (iii) equipment sales to other carriers.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & Integration services, (ii) sales of network equipment related to the operation of voice and data services in the Enterprise operating segment, (iii) equipment sales to other carriers, and (iv) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

II.       Other Recent Developments

Joint venture with Masmovil in Spain

On July 28, 2023, the European Commission suspended its analysis of the joint venture with Masmovil in Spain (Phase II, which began in April), in order for the parties to provide feedback on the competition concerns it had identified and the commitments that the two groups could make to resolve them. Since the end of July, the parties are in a “Stop the clock” phase and negotiations with remedy takers are ongoing, in coordination with the European Commission. Clearance is expected towards the end of 2023 and closing is expected in the first quarter of 2024.

A sustainability-linked bond issuance

On September 4, 2023, Orange successfully completed its inaugural sustainability-linked bond issuance, for a nominal amount of 500 million euros. This enables Orange to extend the maturity of its debt and diversify its sources of financing on favorable terms.

Financial penalty regarding widespread fiber deployment by 2020 from French telecom regulatory authority (L'autorité de régulation des communications électroniques, des postes et de la distribution de la presse, or ARCEP)

In 2018, Orange proposed commitments regarding widespread deployment of fiber by 2020 (fiber to the home or FTTH) in accordance with Article L33-13 of the French Postal and Electronic Communications Code (the “CPCE”), which were accepted by the French government by a decree (arrêté) dated July 26, 2018. These commitments, which Orange acknowledged were enforceable against it, were to provide FTTH coverage in approximately 3,000 municipalities in France (the so-called AMII7 zone) for 100% of homes and professional premises, to which offers of telecommunications services can be marketed given their FTTH coverage by the end of 2020. This deadline was postponed due to Covid.

On November 7, 2023, the ARCEP imposed a financial penalty of 26 million euros on Orange for failing to meet that first deadline in the AMII zone. Orange will appeal the ARCEP decision; however, this appeal does not suspend the required payment of the financial penalty, which is due within two months of the notification of the penalty.

Widespread fiber deployment by 2025

On November 7, 2023, Orange and the French government announced that they had reached a tentative new agreement on the widespread deployment of fiber by 2025. This agreement includes a proposal for new commitments by Orange in the AMII zone, to be achieved by 2025. Under this agreement, Orange is seeking to increase the pace of deployment within the AMII zone and has modified its previous commitments for 2022 to bring fiber to an additional 1,120,000 homes by the end of 2025. Although this agreement is based on new commitments, it extends the deadline for Orange to meet its commitments, thereby avoiding the risk of a penalty in 2024 given that the commitments which will replace the previous ones will be verified in 2025. The agreement has been submitted to ARCEP for an advisory opinion before being definitively approved by the French government, which is expected before the end of 2023.

Where deployment disparities between different urban areas exist, additional efforts will be made in areas with the lowest fiber coverage within this perimeter to make more than 140,000 homes connectable to a fiber network by 2024. Orange will also provide an “on demand” offer, seeking to provide connectivity to all customers who are not eligible for fiber within six months of their request.8 This offer will be available until the copper network is shut down. This proposal targets delivery of widespread fiber availability in the AMII zone by the end of 2025. In the most densely populated areas, Orange is continuing the deployments, with the aim of making more than 300,000 homes and businesses connectable to a fiber network by 2025. In 2024, the Group will conduct a trial of on-demand deployment for its customers in two major cities within this perimeter. Orange will continue to offer fiber access at a subsidized rate for eligible households until at least 2027.

Dividend

On December 6, 2023, Orange made an interim dividend cash payment for 2023 of 0.30 euros per share. A dividend of 0.72 euros per share for 2023 will be proposed to the Annual Shareholder’s Meeting in 2024.

7AMII zones are the least densely populated private initiative zones in France.

[8]	In accordance with current regulations dated November 1, 2023 and the offer for access to the terminal part of Orange FTTH lines outside the most densely populated zones.